UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SPARK THERAPEUTICS, INC.

(Name of Subject Company)

022019 MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84652J103

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,805,265,563.50	$582,398.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 38,053,350 outstanding shares (“Shares”) of common stock of Spark Therapeutics, Inc., of which 8,750 were restricted shares and (B) $114.50 (the “Offer Price”); (ii) the product of (A) 4,157,775 Shares subject to issuance pursuant to Spark Stock Options granted and outstanding under the Spark Equity Incentive Plans and (B) $71.74, which is the difference between the $114.50 per share tender offer price and $42.76, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 1,287,829 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer

Price; and (iv) the product of (A) 21,151 Shares which are estimated to be subject to outstanding purchase rights under the 2015 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the 2015 Employee Stock Purchase Plan on May 31, 2019 was equal to the Offer Price) and (B) the Offer Price.

The foregoing figures have been provided by Spark Therapeutics, Inc. to the Offeror and Parent of Offeror and are as of February 28, 2019, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$582,398.19	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 7, 2019 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by 022019 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share of Spark Therapeutics, Inc., a Delaware corporation, at $114.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment amends the Offer by revising the disclosure in the tender offer materials to address comments received from the Securities and Exchange Commission and to amend and supplement Item 11 as reflected below.

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

1.    The information set forth in response to the question “Do you have the financial resources to pay for the Shares?” of the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated by the paragraphs set forth below.

Yes. We have sufficient resources available to us to make the payment for your Shares. Based upon Spark’s filings with the SEC and more recent information provided to us by Spark, we estimate that we will need approximately $4.8 billion to acquire Spark pursuant to the Offer and the Merger (as defined below), to pay amounts payable in respect of certain stock options and restricted stock units, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Roche and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Roche’s or its controlled affiliates’ general corporate funds.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

2.     The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated by the paragraphs set forth below.

We estimate that we will need approximately $4.8 billion to purchase all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding Spark Stock Options, Spark RSUs and Spark Restricted Stock Awards held by Spark employees, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Roche and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Roche’s or its controlled affiliates’ general corporate funds. Neither we nor Roche has any current alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

3.     The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Regulatory Matters” of the Offer to Purchase under the “U.S. Antitrust” subsection is hereby amended and restated in its entirety and replaced by the paragraphs set forth below.

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Spark filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 1, 2019. The waiting period applicable to the purchase of Shares pursuant to the Offer was to expire at 11:59 p.m., New York City time, on March 18, 2019. Parent and Spark withdrew the March 1, 2019 filing effective on March 18, 2019. Parent and Spark refiled a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 18, 2019. Following such refiling, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on April 2, 2019, but this period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the date that is ten calendar days after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, Purchaser, Spark and the Antitrust Division or the FTC, as applicable. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions. It is also possible that Parent and Spark could enter into a timing agreement with the reviewing agency that could affect the timing of the closing of the transactions contemplated by the Merger Agreement.

4.     The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase is hereby amended and restated in its entirety and replaced by the paragraphs set forth below.

As of March 18, 2019, we are aware of three lawsuits, two of which are putative class action lawsuits, challenging the disclosures concerning the transactions contemplated by the Merger Agreement, filed by purported Spark stockholders, pending in the United States District Court for the District of Delaware against various combinations of Spark, the members of the Spark Board, Parent and Purchaser. The actions are captioned Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479, Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485 and Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528. The complaints generally allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC in connection with the Offer. The complaints seek, among other things, to enjoin the expiration of the Offer and/or consummation of the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, and an award of attorney’s fees and costs. Parent and Purchaser believe that the actions are without merit and intend to defend vigorously against all such claims. The full complaints are attached hereto as Exhibits (a)(5)(x), (a)(5)(xi) and (a)(5)(xii) respectively.

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

Item 12. Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibits to the List of Exhibits:

Exhibit No.	Description

(a)(5)(x)*	Complaint filed as of March 7, 2019 (Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479)
(a)(5)(xi)*	Complaint filed as of March 11, 2019 (Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485)
(a)(5)(xii)*	Complaint filed as of March 18, 2019 (Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528)

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2019

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of March 7, 2019.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on March 7, 2019.
(a)(5)(i)	Media Release issued by Spark Therapeutics, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).
(a)(5)(ii)	Email sent to Spark Therapeutics, Inc. employees from Jeffrey Marrazzo, CEO of Spark Therapeutics, Inc., dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-88577) filed with the Commission on February 25, 2019).
(a)(5)(iii)	Spark Therapeutics, Inc. Current Report on Form 8-K dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).
(a)(5)(iv)	Social media post by Spark Therapeutics, Inc. on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(v)	Social media post by Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(vi)	Q&A provided to employees of Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(vii)	Media Release issued by Roche Holdings, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).
(a)(5)(viii)	Key Messages and Q&A dated February 25, 2019 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).
(a)(5)(ix)	Roche Press Release announcing the commencement of the Offer, dated as of March 7, 2019.
(a)(5)(x)*	Complaint filed as of March 7, 2019 (Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479)
(a)(5)(xi)*	Complaint filed as of March 11, 2019 (Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485)
(a)(5)(xii)*	Complaint filed as of March 18, 2019 (Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528)

Exhibit No.	Description
(b)	Not applicable
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of February 22, 2019, by and among Spark Therapeutics, Inc., Roche Holdings, Inc. and 022019 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).
(d)(2)	Confidentiality Agreement, dated as of October 9, 2018, between Roche Holdings, Inc. and Spark Therapeutics, Inc.
(e)	Not applicable.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	Not applicable.
(h)	Not applicable.
* Filed herewith